SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDED

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

CHANTICLEER HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15930P404

(CUSIP Number)

January 1, 2013

(Date of Event Which Requires Filing of this Statement):

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 15930P404	13G/A	Page 2 of 9 Pages

1 NAME OF REPORTING PERSON: SANDOR CAPITAL MASTER FUND LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a ☐
b ☐

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS

NUMBER OF	5 SOLE VOTING POWER:
SHARES
BENEFICIALLY	6 SHARED VOTING POWER: 381,111
OWNED BY
EACH	7 SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH:	8 SHARED DISPOSITIVE POWER: 381,111

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 381,111

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%

12 TYPE OF REPORTING PERSON*: PN

CUSIP No. 15930P404	13G/A	Page 3 of 9 Pages

1 NAME OF REPORTING PERSON: SANDOR ADVISORS, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a ☐
b ☐

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS

NUMBER OF	5 SOLE VOTING POWER:
SHARES
BENEFICIALLY	6 SHARED VOTING POWER: 381,111
OWNED BY
EACH	7 SOLE DISPOSITIVE POWER:
REPORTING
PERSON WITH:	8 SHARED DISPOSITIVE POWER: 381,111

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 381,111

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%

12 TYPE OF REPORTING PERSON*: PN

CUSIP No. 15930P404	13G/A	Page 4 of 9 Pages

1 NAME OF REPORTING PERSON: JOHN S. LEMAK

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	a ☐
b ☐

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION: TEXAS

NUMBER OF	5 SOLE VOTING POWER: 52,202
SHARES
BENEFICIALLY	6 SHARED VOTING POWER: 328,909
OWNED BY
EACH	7 SOLE DISPOSITIVE POWER: 52,202
REPORTING
PERSON WITH:	8 SHARED DISPOSITIVE POWER: 328,909

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 381,111

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.9%

12 TYPE OF REPORTING PERSON*: PN

CUSIP No. 15930P404	13G/A	Page 5 of 9 Pages

ITEM 1(a). NAME OF ISSUER:

CHANTICLEER HOLDINGS, INC.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11220 ELM LANE, SUITE 203, CHARLOTTE, NC 28277

ITEM 2(a). NAME OF PERSONS FILING:

This Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”):

SANDOR CAPITAL MASTER FUND LP

SANDOR ADVISORS, LLC

JOHN S. LEMAK

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G is:

2828 ROUTH STREET, SUITE 500, DALLAS, TX 75201

ITEM 2(c). CITIZENSHIP:

SANDOR CAPITAL MASTER FUND LP was organized in the State of Texas; SANDOR ADVISORS, LLC was organized in the State of Texas; JOHN S. LEMAK is a citizen of the United States.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

15930P404

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:

NOT APPLICABLE

CUSIP No. 15930P404	13G/A	Page 6 of 9 Pages

ITEM 4. OWNERSHIP:

Sandor Capital Master Fund LP (“Sandor Capital”) is a private investment fund, and is the record holder of the following securities of Chanticleer Holdings, Inc. (“Issuer”): (i)199,347 shares of common stock; (ii) 87,386 Class A Warrants entitling it to purchase 87,386 shares of common stock for $5.50 per share (“Class A Warrants”); and (iii) 87,386 Class B Warrants entitling it to purchase 87,386 shares of common stock for $7.00 per share (“Class B Warrants”). The exercise of the Class A Warrants and Class B Warrants is limited to that number of shares that, when aggregated with the holder’s existing ownership of Issuer common stock, would result in such holder, together with related persons or entities, owning no more than 9.9% of Issuer’s issued and outstanding common stock (the “Exercise Restriction”). Additionally, Sandor Capital is the owner of 95,775 Warrants to acquire shares of HOTR Common Stock (“HOTRW”). Each HOTRW Warrant expires on June 21, 2017 and entitles its holder to purchase one share of the Issuer’s Common Stock at an exercise price of $5.00 per Share.

Sandor Advisors, LLC (“Sandor Advisors”), is the General Partner of Sandor Capital.

John S. Lemak is the Manager of Sandor Advisors. Mr. Lemak is the record holder of the following securities of Issuer: (i) 28,002 shares of common stock; (ii) 12,100 Class A Warrants; and (iii) 12,100 Class B Warrants.

(a)	The Reporting Persons beneficially own 381,111 shares of Issuer common stock. The foregoing beneficial ownership would be higher but for the Exercise Restriction.

(b)	The shares held constitute 9.9% of the Issuer’s issued and outstanding common stock.

(c)	Sandor Capital and Sandor Advisors have shared voting power and shared dispositive power with respect to the 381,111 shares of Issuer common stock that are the subject of this filing. Mr. Lemak has sole voting power and dispositive power with respect to 52,202 shares of Issuer common stock that are the subject of this filing, and shared voting power and shared dispositive power with respect to 328,909 shares of Issuer common stock that are the subject of this filing.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

NOT APPLICABLE.

CUSIP No. 15930P404	13G/A	Page 7 of 9 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

NOT APPLICABLE.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

NOT APPLICABLE.

CUSIP No. 15930P404	13G/A	Page 8 of 9 Pages

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2013

SANDOR CAPITAL MASTER FUND LP

By:	SANDOR ADVISORS, LLC
Title:	GENERAL PARTNER
/s/John S. Lemak
John S. Lemak, General Partner

SANDOR ADVISORS, LLC

/s/John S. Lemak
John S. Lemak, Manager

/s/ John S. Lemak
John S. Lemak

CUSIP No. 15930P404	13G/A	Page 9 of 9 Pages

EXHIBIT 1

In accordance with Rule 13d-l(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock of Chanticleer Holdings, Inc., a North Carolina corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 6, 2013.

SANDOR CAPITAL MASTER FUND LP

By:	SANDOR ADVISORS, LLC
Title:	GENERAL PARTNER
/s/John S. Lemak
John S. Lemak, General Partner

SANDOR ADVISORS, LLC

/s/John S. Lemak
John S. Lemak, Manager

/s/ John S. Lemak
John S. Lemak